Income Statement

JL Chandler Enterprises LLC.
1/1/2021-4/30/2021

Financial Statements in U.S. Dollars

Revenue

Gross Sales	12039	
Less: Partner Payouts	7280	
Net Sales		4759

Cost of Goods Sold

Beginning Inventory	0	
Add: Purchases		
Freight-in		
Direct Labor		
Indirect Expenses		
Inventory Available		
Less: Ending Inventory	0	
Cost of Goods Sold		222
Gross Profit (Loss)		4537

Expenses

Advertising	14120	
Amortization		
Bad Debts		
Bank Charges		
Charitable Contributions		
Commissions		
Contract Labor		
Depreciation		
Dues and Subscriptions		
Employee Benefit Programs		
Insurance		
Interest		
Legal and Professional Fees	10114	
Licenses and Fees		
Miscellaneous	240	
Office Expense		
Payroll Taxes		
Postage		
Rent		
Repairs and Maintenance		
Supplies		
Telephone		
Travel		
Utilities		
Vehicle Expenses		
Wages		
Total Expenses		24474
Net Operating Income		(19937)

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		(19937)